OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Park-Ohio Holdings Corp.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

700666100

(Cusip Number)

Edward F. Crawford
c/o Park-Ohio Holdings Corp.
23000 Euclid Avenue
Euclid, Ohio 44117
(216) 692-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700666100			Page 2 of 7 Pages

1.	Name of Reporting Person: Edward F. Crawford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,280,830

		8.	Shared Voting Power: 131,101

		9.	Sole Dispositive Power: 2,280,830

		10.	Shared Dispositive Power: 131,101

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,411,931

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.1%

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No. 700666100	Schedule 13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

     This Schedule relates to the common stock (the “Common Stock”) of Park-Ohio Holdings Corp. (the “Issuer”), an Ohio corporation, whose principal executive offices are located at 23000 Euclid Avenue, Euclid, Ohio 44117.

Item 2. Identity and Background.

     (a)   Edward F. Crawford (“Mr. E. Crawford”)

     (b)   c/o Park-Ohio Holdings Corp., 23000 Euclid Avenue, Euclid, Ohio 44117.

     (c)   Director, Chairman and Chief Executive Officer of the Issuer.

     (d)   During the last five years, Mr. E. Crawford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   During the last five years, Mr. E. Crawford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

     (f)   Mr. E. Crawford is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

CUSIP No. 700666100	Schedule 13D	Page 4 of 7 Pages

Item 4. Purpose of Transaction.

     All of the shares purchased and/or acquired by Mr. E. Crawford are for investment purposes. Mr. E. Crawford may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Common Stock for investment or dispose of shares of Common Stock. As a Director, Chairman and Chief Executive Officer of the Issuer, Mr. E. Crawford regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer.

     Except as noted in public filings by the Issuer, Mr. E. Crawford has no immediate plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) any action similar to any of those enumerated.

CUSIP No. 700666100	Schedule 13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

     (a) Mr. E. Crawford directly beneficially owns 1,950,000 shares of Common Stock. Mr. E. Crawford may also be deemed to beneficially own: (i) 22,500 shares of Common Stock owned by L’Accent de Provence of which Mr. E. Crawford is President and owner of 25% of its capital stock; (ii) 17,000 shares of Common Stock owned by EFC Properties, Inc. of which Mr. E. Crawford is the President; (iii) 9,500 shares of Common Stock owned by Mr. E. Crawford’s wife as to which Mr. E. Crawford disclaims beneficial ownership; and (iv) 13,830 shares of Common Stock held under the Individual Account Retirement Plan of the Issuer and its subsidiaries as of July 27, 2004. Additionally, Mr. E. Crawford may be deemed to beneficially own, along with his son Matthew V. Crawford (“Mr. M. Crawford”), 46,000 shares of Common Stock held by a charitable foundation and 11,700 shares of Common Stock owned by Crawford Container Company and 41,401 shares of Common Stock owned by First Francis Company, Inc. by virtue of his status as a significant shareholder of each company. Mr. E. Crawford has options to acquire, within 60 days of July 31, 2004, an additional 300,000 shares of Common Stock granted to Mr. E. Crawford under the Issuer’s Amended and Restated 1998 Long-Term Incentive Plan (“1998 Plan”). As of July 31, 2004 (assuming the exercise of Mr. E. Crawford’s options), Mr. E. Crawford is deemed to beneficially own 22.1%, or 2,411,931 shares, of Common Stock of the Issuer.

     (b) Mr. E. Crawford has sole voting and investment power with respect to the 1,950,000 shares of Common Stock that he directly beneficially owns, 13,830 shares of Common Stock held under the Individual Account Retirement Plan of the Issuer and its Subsidiaries, and 17,000 shares of Common Stock owned by EFC Properties, Inc. Mr. E. Crawford also has options to acquire 300,000 additional shares of Common Stock of the Issuer within 60 days of July 27, 2004. Mr. E. Crawford has shared voting and investment power with respect to 22,500 shares of Common Stock owned by L’Accent de Provence, 9,500 shares of Common Stock owned by Mr. E. Crawford’s wife as to which Mr. E. Crawford disclaims beneficial ownership, 46,000 shares of Common Stock held by a charitable foundation, 11,700 shares of Common Stock owned by Crawford Container Company, and 41,401 shares of Common Stock owned by First Francis Company, Inc.

     (c) On April 1, 2004, Mr. E. Crawford conveyed 100,000 shares of Common Stock to his son, Mr. M. Crawford, as a gift, and sold an additional 100,000 shares to Mr. M. Crawford at $6.23 per share. From June 21, 2004 to June 22, 2004, Mr. E. Crawford further reduced his holdings by disposing of an additional 75,000 shares of Common Stock for estate planning purposes at prices ranging from $10.65 to $11.69, representing a weighted average price of $11.19 per share.

     (d) Not applicable.

     (e) Not applicable.

CUSIP No. 700666100	Schedule 13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None other than options disclosed in Item 5 above or as further described below. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. E. Crawford and any person with respect to any securities of any Issuer, including but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. E. Crawford are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

     Mr. E. Crawford was granted options to purchase Common Stock of the Issuer under the 1998 Plan. Mr. E. Crawford currently holds options to purchase shares of Common Stock as follows:

     300,000 shares at $1.91 per share — expires November 30, 2011.

Item 7. Material to be Filed As Exhibits.

     Not applicable.

CUSIP No. 700666100	Schedule 13D	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2004

	By:	Edward F. Crawford
		Name:	Edward F. Crawford